Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

					Year Ended December 31, 2009
					Predecessor	Successor
	Predecessor				Prior Charter January 1 through	Period from December 1 through	Combined January 1 through
	Year Ended December 31,				November 30,	December 31,	December 31,
	2005	2006	2007	2008	2009	2009	2009

Earnings
Income (Loss) from Operations before Noncontrolling Interest and Income Taxes	$(282)	$(166)	$(308)	$(1,500)	$3,301	$29	$3,330
Fixed Charges	698	773	783	825	832	53	885

Total Earnings	$416	$607	$475	$(675)	$4,133	$82	$4,215

Fixed Charges
Interest Expense	$665	$746	$762	$801	$565	$52	$617
Interest Expense Included Within Reorganization Items, Net	-	-	-	-	243	-	243
Amortization of Debt Costs	26	20	14	17	18	-	18
Interest Element of Rentals	7	7	7	7	6	1	7

Total Fixed Charges	$698	$773	$783	$825	$832	$53	$885

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	4.97	1.55	4.76

(1) Earnings for the years ended December 31, 2005, 2006, 2007, and 2008 were insufficient to cover fixed charges by $282 million, $166 million, $308 million, and $1.5 billion, respectively. As a result of such deficiencies, the ratios are not presented above.